UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
1-11397
(Commission File Number)

(Check one):	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Valeant Pharmaceuticals International
Full Name of Registrant
Former Name if Applicable: N/A
3300 Hyland Avenue
Address of Principal Executive Office ( Street and Number)
Costa Mesa, CA 92626
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b — 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On October 20, 2006, after receiving from a special committee reviewing the Company’s stock option granting practices a report on certain preliminary results of its review, the Board of Directors concluded that as a result of errors in the Company’s accounting for stock options, financial statements for certain prior periods for and after 1997 will need to be restated.
     The Company intends to file its restated financial statements as soon as practicable after the completion of the special committee’s review and an audit of such restated financial statements
     Until the special committee has completed its review of the Company’s option grant practices and an audit of restated periods is completed, the Company will be unable to file with the Securities and Exchange Commission regular periodic reports relating to its operating results and financial condition. The Company cannot predict when it will complete the restatement of its previously issued financial statements or be able to file its Form 10-Q for the quarter ended September 30, 2006. The Company is focused on resolving these matters as quickly as possible and plans to file its Form 10-Q and any required restated financial statements as soon as practical following the completion of the investigation.

PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Bary G. Bailey	(714)	545-0100

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that there will be significant changes in the results of operations for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005, including significant increases in the Company’s expenses. The Company cannot provide a reasonable estimate of the results because it will likely need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. As the review of stock option grants is currently ongoing, the Company cannot at this time reasonably estimate the amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.

Valeant Pharmaceuticals International
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ Bary G. Bailey
Bary G. Bailey
Executive Vice President and Chief Financial Officer

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